 NEWS RELEASE

PORTAGE ANNOUNCES SUCCESSFUL VALIDATION OF ITS NEW PROPRIETORY CELL PERMEABLE PEPTIDE PLATFORM TECHNOLOGY

Toronto, Ontario, July 14, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U), is pleased to announce that its wholly owned subsidiary Portage Pharmaceuticals Ltd. (PPL) has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.

Along with demonstrating that the delivery system is capable of carrying biologically active cargo to intracellular sites of action, the platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products.

PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity.
Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly. The lead compound is being evaluated in several animal models of human inflammatory disease that will determine its first indication.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Apart from PPL, Portage holds 54% equity in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”).  Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. Biohaven’s first drug candidate is being developed for treatment-resistant mood and anxiety disorders. The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year. A second unique drug candidate also targeting the glutamatergic system has a well-established safety profile and will begin optimization of its formulation in 2014.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.